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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KURT HAWKESWORTH — 212 702-3551
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, KURT HAWKESWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM SECURITIES LLC, as of 31-Dec 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jennifer L. Petrella
JENNIFER L. PETRELLA
Notary Public, State of New York
No.01PE6236527
Qualified in New York County
Commission Expires February 28, 2015

Signature

CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIM SECURITIES LLC

FINANCIAL STATEMENTS

December 31, 2014

Confidential Pursuant to Reg. §240.17a-5(e)(3)

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RIM Securities LLC

We have audited the accompanying financial statements of RIM Securities LLC (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RIM Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RIM Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission on page 9 has been subjected to audit procedures performed in conjunction with the audit of RIM Securities LLC's financial statements. The supplemental information is the responsibility of RIM Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 19, 2015

185 Crossways Park Drive. Woodbury. NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd. Oradell. New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	128,878
Receivables from clients, brokers or dealers and others - note 2		534,665
Other assets		69,337
Total assets	$	732,880

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	36,898
Due to affiliates - note 6		16,946
Total liabilities	$	53,844
Member's equity	$	679,036
Total liabilities and member's equity	$	732,880

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2014

REVENUES		
Commissions	$	2,248,874
Sales fees and other revenues		502,158
Interest, dividends and net investment income and losses		128,392
Total revenues	$	2,879,424
EXPENSES		
Service fee - note 6	$	94,853
Clearing charges		1,230,366
Employee compensation and benefits		1,353,000
General and administrative expenses		445,678
Total expenses	$	3,123,897
Net loss	$	(244,473)

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2014

Balance at January 1, 2014	$	623,509
Capital contribution		300,000
Net loss		(244,473)
Balance at December 31, 2014	$	679,036

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (244,473)
Adjustments to reconcile net loss to net cash used in operating activities:	
Investment losses, net of gains	13,254
Cash flow from changes in assets and liabilities:	
Increase in receivables from clients, brokers or dealers and others	(160,031)
Increase in other assets	(21,187)
Increase in accrued expenses and other payables	3,122
Decrease in payable to affiliates	(116)
Total adjustments	(164,958)
Net cash used in operating activities	$ (409,431)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of investment securities, net of sales	$ (13,254)

CASH FLOWS FROM FINANCING ACTIVITY

Capital contribution	$ 300,000
Net change in cash and cash equivalents	$ (122,685)
Cash and cash equivalents at beginning of year	251,563
Cash and cash equivalents at end of year	$ 128,878

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

General

RIM Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of City National Rochdale Holdings LLC ("CNRH" or the "Parent"). CNRH is a wholly owned subsidiary of City National Bank (the "Bank"). The Bank is a wholly owned subsidiary of City National Corporation (the "Corporation").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market deposits. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

Securities Owned

Securities owned (both long and short positions) are valued at fair value with resulting gains and losses reflected in net income for the year. At December 31, 2014, the company did not hold any investment securities.

Receivables from Clients and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax reporting purposes. Therefore, the Company's assets, liabilities, income and expenses will be reported on the Corporation's income tax return.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Credit and Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $100,000. As of December 31, 2014, the Company's net capital was $520,682, which was $420,682 in excess of its minimum requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was .1034 to 1.

NOTE 5 - CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NOTE 5 - CUSTOMER PROTECTION RULE (*continued*)

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 6 - RELATED PARTIES

The Company receives certain management, general and administrative services and utilizes personnel from affiliated companies. In addition, the Company is charged a monthly service fee for expenditures made by an affiliated company in the course of attracting and maintaining customers which comprise the Company's primary source of business. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

Frequently throughout the year, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly owned by CNRH. As such, payables related to working capital transfers, amounting to $16,946 at December 31, 2014, may be converted to capital at the discretion of management.

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated events occurring after December 31, 2014 and through February 19, 2015, the date the financial statements were available to be issued, to determine whether any items were noted, which necessitated adjustments to or disclosure in the financial statements. No such subsequent events were identified.

SUPPLEMENTARY INFORMATION

RIM SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

NET CAPITAL		
Total member's equity	$	679,036
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	$	679,036
Deductions:		
Non-allowable assets	$	158,354
Total deductions	$	158,354
Net capital before haircuts on securities positions	$	520,682
Haircuts on securities		-
Net capital	$	520,682
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	36,898
Payable to affiliates		16,946
Total aggregate indebtedness	$	53,844
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	3,590
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	420,682
Net capital less than greater of 10% of aggregate indebtedness or 120% of minimum required	$	400,682
Ratio: Aggregate indebtedness to net capital		.1034 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filing as of the same date.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

To the Member of
RIM Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by RIM Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating RIM Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RIM Securities LLC's management is responsible for RIM Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 19, 2015

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*********613*******************ALL FOR AADC 100
036759 FINRA DEC
RIM SECURITIES LLC
570 LEXINGTON AVE 9TH FL
NEW YORK NY 10022-6837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mitchell Capler 212 702 3581

2. A. General Assessment (item 2e from page 2) $ 2,671

B. Less payment made with SIPC-6 filed (exclude interest) (1,395)
July 29 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,276

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,276

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,276

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RIM Securities LLC
(Name of Corporation, Partnership or other organization)

Mitchell Capler
(Authorized Signature)

Dated the 18 day of February, 20 15.

Group Finance Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,879,424
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	13,254
Total additions	13,254
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	<448,770>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<1,375,636>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	<1,824,406>
2d. SIPC Net Operating Revenues	$ 1,068,272
2e. General Assessment @ .0025	$ 2,671

(to page 1, line 2.A.)

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RIM Securities LLC

We have reviewed management's statements, included in the accompanying RIM Securities, LLC Exemption Report, in which (1) RIM Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RIM Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) RIM Securities LLC stated that RIM Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RIM Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RIM Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 19, 2015

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

R I M
SECURITIES

RIM Securities, LLC Exemption Report

RIM Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

On behalf of RIM Securities, LLC, I, Scott Brody swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott Brody

Title: SVP, Chief Compliance Officer

Date of Report: February 10, 2015